SWISHER HYGIENE INC.
4725 Piedmont Row Drive
Suite 400
Charlotte, North Carolina 28210
July 28, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Sonia Barros
Re: Swisher Hygiene Inc. — Form AW
Request for Withdrawal of Post-Effective Amendment No. 1
to Registration Statement on Form S-4
File No. 333-173224
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Swisher Hygiene Inc. (the “Company”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Filing”) to the Company’s Registration Statement on Form S-4 (File No. 333-173224), which was filed with the Securities and Exchange Commission on July 21, 2011.
The Filing was inadvertently submitted under the form type header “S-4 POS” when it was filed on the EDGAR system. The Filing should have been submitted under the form type header “POS AM.” No securities have been sold pursuant to the Filing. The Company will re-file a Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-173224) under the form type header “POS AM” as soon as practicable following acceptance of this request for withdrawal.
If you have any questions regarding this request for withdrawal, please contact me at (704) 602-7157 or Michael Francis of Akerman Senterfitt, our outside counsel, at (305) 982-5581.
Sincerely,
/s/ George Villasana
George Villasana
Senior Vice President and General Counsel